EX-99.B-77M

SUB-ITEM 77M:  Mergers

(a)  Ivy Funds

(b) On January 21, 2003, the Board of Trustees of Ivy Fund respectfully determined the proposed Agreement and Plan of Reorganization and Termination ("Agreement") between its Ivy Pacific Opportunities Fund series and its Ivy Developing Markets Fund series to be in the best interests of the Fund as well as the shareholders of each of the series.

     The Ivy Fund Board of Trustees established April 7, 2003 as the record date and approved submission of the proposed merger to Ivy Developing Markets Fund shareholders to be voted on at a special meeting to be held June 10, 2003. At that meeting, a majority of the outstanding shares of Ivy Developing Markets Fund voted in favor of the Agreement, to become effective June 16, 2003.

     The terms of the Agreement are such that Ivy Pacific Opportunities Fund acquired all of the assets of Ivy Developing Markets Fund in exchange solely for shares of Ivy Pacific Opportunities Fund and the assumption by Ivy Pacific Opportunities Fund of all of Ivy Developing Markets Fund's liabilities, followed by the distribution of those shares to the shareholders of Ivy Developing Markets Fund.

     An Amendment to the Amended and Restated Declaration of Trust of Ivy Funds, abolishing the Ivy Developing Market Fund series, dated July 22, 2003, will be filed with the State of Massachusetts on or about September 3, 2003.